FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 under the securities exchange act of 1934

For the month of June 2004

KERZNER INTERNATIONAL LIMITED
(Translation of registrant's name into English)

Coral Towers, Paradise Island, The Bahamas
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No __X__

If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g-3-2(b): ___________

This Current Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-3 filed on May 23, 2002, File No. 333-88854.

Exhibit Index is on Page 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 23, 2004   KERZNER INTERNATIONAL LIMITED

                                        By: /s/John R. Allison
                                        Name: John R. Allison
                                        Title: Executive Vice President
                                                     Chief Financial Officer

EXHIBIT LIST

Exhibit	Description
99(1)	Kerzner and Istithmar Agree To Expand Atlantis, The Palm, Dubai To 2,000 Rooms

Exhibit 99(1)



FROM: Kerzner International Limited
The Bahamas
Investor Contact: Omar Palacios
Tel: +1.242.363.6016
Media Contact: Lauren Snyder
Tel: +1.242.363.6014

FOR IMMEDIATE RELEASE

KERZNER AND ISTITHMAR AGREE TO EXPAND
ATLANTIS, THE PALM, DUBAI TO 2,000 ROOMS

PARADISE ISLAND, The Bahamas, June 23, 2004 – Kerzner International Limited (NYSE: KZL, the "Company"), a leading international developer and operator of destination resorts and luxury hotel properties, and Istithmar PSJC ("Istithmar"), an entity indirectly wholly-owned by the Government of Dubai ("Government"), today announced that they have entered into an agreement which will enable the parties to increase the scope of Atlantis, The Palm. This agreement is expected to allow the Company's joint venture project with Istithmar to capitalize on the strong demand to the destination and the Government's focus on creating tourist attractions in Dubai. The revised development plan is expected to utilize most of the 120-acre site that lies on The Palm, Jumeirah. The marine and entertainment attractions will be increased and a second 800-room hotel tower will be added, bringing the total number of rooms to 2,000. The development costs are expected to increase from the previously announced $650 million to $1.1 billion. In addition, the Company's equity commitment to this project will increase from $60 million to $100 million.

Butch Kerzner, Chief Executive Officer of the Company, commented, 'Dubai's tourist industry has continued to strengthen. Accordingly, we are accelerating the scope of development of Atlantis, The Palm. The Government of Dubai has shown great commitment to the development of the tourism sector while at the same time focusing on major infrastructure initiatives, including the expansion of Dubai International Airport and growing its airline, Emirates Airlines. The infrastructure on The Palm, Jumeirah is also being improved with the addition of a monorail that will have its final stop at the entrance to Atlantis. We are really excited with some of the concepts that we have designed for our second Atlantis product, which will continue to build on what we have learned and developed at Atlantis, Paradise Island."

Atlantis, The Palm is a proposed destination resort development to be located at the center of the crescent of The Palm, Jumeirah, a multi-billion dollar, leisure and residential man-made island in Dubai that is currently undergoing infrastructure development in anticipation of future projects. Once completed, Atlantis, The Palm will become the Company's second-branded Atlantis resort and will be positioned to serve as both the anchor for The Palm, Jumeirah as well as a leading attraction in Dubai. The increased project scope of Atlantis, The Palm will include the following:

- The planned number of rooms will be increased from 1,000 rooms to 2,000 rooms, developed in two towers: the Royal Towers will consist of 1,200 rooms that will target luxury travelers and a second tower that will contain 800 rooms aimed towards the middle market.

- The resort will have some unusual and distinctive archeological marine exhibits. The design will be based on the myth of Atlantis and will maintain the iconic design elements of the Royal Towers in Atlantis, Paradise Island, incorporating traditional Arabic design themes.

- An extensive water-theme park, which at approximately 60 acres will be the largest in the region, will feature unique water attractions, one of the world's largest man-made marine habitats, a snorkel trail, a swim-with-the-dolphins encounter program, an array of water slides, and The Dig, an Atlantis-themed "archeological" experience. The water-theme park will have capacity for over 6,000 daily visitors.

- The expansion will also include significant facilities directed towards Dubai's strong business travel and budding convention markets, including a two-story conference center wing with a total of over 86,000 square feet of function space, which includes a ballroom of approximately 21,000 square feet, the largest such room in Dubai outside of the Dubai Convention Center.

- The expansion will include an Entertainment Village featuring 20,000 square feet of retail space within an 80,000 square foot area hosting food and beverage establishments.

- Hotel and water park visitors will be transported through a monorail system, to be developed by Nakheel L.L.C., an affiliate of Istithmar, which is expected to begin at the "trunk" of The Palm, Jumeirah and end at Atlantis, The Palm.

Development planning is underway in anticipation of construction, which is projected to commence in 2005 and is expected to be completed by late 2007. The joint venture is expected to issue an equity component of $400 million, which is comprised of $200 million of Class A common stock and $200 million of limited voting Class B common stock. Each of the Company and Istithmar has agreed to subscribe to $100 million of Class A common stock, which will be funded over the development period. Istithmar has agreed to underwrite the Class B common stock. Subject to certain restrictions, Istithmar can syndicate all or a portion of its interest in the Class B Common Stock to third parties.

The remaining funding requirement is expected to be obtained through financing (non-recourse to the Company) via commercial banks prior to the start of construction.

The Company has entered into (1) a long-term management agreement with Istithmar that entitles it to receive a fixed percentage of the revenue and gross operating profit generated by Atlantis, The Palm and (2) a development agreement that entitles it to earn a development fee of $20 million that will be recognized over the development period.

This transaction is subject to various closing conditions, including obtaining all requisite governmental consents and binding commitments for the necessary financing.

About The Company

Kerzner International Limited (NYSE: KZL) is a leading international developer and operator of destination resorts, casinos and luxury hotels. The Company's flagship brand is Atlantis, which includes Atlantis, Paradise Island, a 2,317-room, ocean-themed destination resort located on Paradise Island, The Bahamas. Atlantis, Paradise Island is a unique destination resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world's largest open-air marine habitat and is the home to the largest casino in the Caribbean. The Company also developed and receives certain income derived from Mohegan Sun in Uncasville, Connecticut, which has become one of the premier casino destinations in the United States. In its luxury resort hotel business, the Company manages nine resort hotels primarily under the One&Only brand. The resorts, featuring some of the top-rated properties in the world, are located in The Bahamas, Mexico, Mauritius, the Maldives and Dubai. Further One&Only properties are either underway or in the planning stages in the Maldives and South Africa. For more information concerning the Company and its operating subsidiaries visit www.kerzner.com.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties which are described in the Company's public filings with the Securities Exchange Commission.

Investor inquires regarding the Company should be directed to Omar Palacios at +1.242.363.6016. Media inquiries should be directed to Lauren Snyder at +1.242.363.6014.

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